EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010	Transition Period	2009		2008		2007	2006
Earnings:	(In thousands)
Income from continuing operations before income taxes	$66,488	$(68,446)	$(173,849)		$(1,185,909)		$98,926	$(26,063)
Add: Total fixed charges (see below)	132,905	48,899	181,094		158,414		146,919	65,584
Less: Interest capitalized	(1,296)	(1,082)	(2,619)		(5,288)		(5,736)	(4,298)

Total earnings	$198,097	$(20,629)	$4,626		$(1,032,783)		$240,109	$35,223

Fixed charges:
Interest(a)	$118,574	$45,756	$164,548		$139,508		$128,919	$53,311
Portion of non-cancellable lease expense representative of the interest factor(b)	14,331	3,143	16,546		18,906		18,000	12,273

Total fixed charges	$132,905	$48,899	$181,094		$158,414		$146,919	$65,584

Ratio of earnings to fixed charges	1.49	(f )	(e	)	(d	)	1.63	(c	)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $30.4 million.
(d)	Earnings were insufficient to cover fixed charges by $1,191.2 million.
(e)	Earnings were insufficient to cover fixed charges by $176.5 million.
(f)	Earnings were insufficient to cover fixed charges by $69.5 million.